FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 14, 2003

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Notice of Shareholders’ Meeting

InfoVista SA

Société anonyme with capital of 10 154 841,48 euros
Registered office: 6, rue de la Terre de Feu
91940 Les Ulis (France)
Register of Commerce and Companies of Evry 334 088 275
Siret 334 088 275 000 71

NOTICE OF SHAREHOLDERS’ MEETING

Ladies and Gentlemen, the Company’s shareholders are hereby invited to attend an ordinary and extraordinary meeting of shareholders which will be held on December 15, 2003, at 10:00 in the morning, central European time, at Centre des Conférences Lumière, 40 avenue des Terroirs de France, 75012 Paris, France, in order to vote on the agenda and draft resolutions set forth below:

Agenda

Ordinary general meeting

•                 Report of the Board of directors, special report of the Board of directors on stock-options and presentation of the annual French statutory accounts and the consolidated annual accounts for the fiscal year ended June 30, 2003;

•                 Presentation of the statutory auditors’ general and special reports on the performance of their duties;

•                 Approval of the annual French statutory accounts for the fiscal year ended June 30, 2003;

•                 Approval of the consolidated annual accounts for the fiscal year ended June 30, 2003;

•                 Allocation of earnings for the fiscal year ended June 30, 2003;

•                 Full and final discharge to be given to the directors in the performance of their duties during the fiscal year ended June 30, 2003;

•                 Auditors’ special report on the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce and approval of the said agreements;

•                 Extension of the terms of office of 6 directors;

•                 Appointment of a director;

•                 Powers to be granted to the board of directors to repurchase Company shares.

Extraordinary general meeting

•                 Power to be granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company’s shares;

•                 Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares with preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,700,000 euros;

•                 Power to be granted to the board of directors to increase the share capital, by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,700,000 euros, to be deducted from the maximum amount referred to under the preceding item;

•                 Power to be granted to the board of directors to increase the share capital by capitalising reserves, profits or premiums, up to a maximum nominal amount of 3,700,000 euros, to be deducted from the maximum amount referred to under the preceding item;

•                 Power to be granted to the board of directors to increase the share capital during a public tender offer;

•                 Authorisation to be granted to the Board of Directors to increase share capital up to the maximum annual nominal amount of 216,000 euros, by issuing shares or other securities reserved for employees participating in a Company savings plan, and eligible employees of the Company affiliates in France and abroad;

•                 Power to allocate stock-options to employees and officers of the Company and its affiliates up to a limit of 480,00 existing shares;

•                 Amendment of articles 12 and 16 of the by-laws to adapt them to the recent French law “loi de sécurité financière”;

•                 Power of attorney.

DRAFT RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
TO THE GENERAL MEETING OF SHAREHOLDERS
ON DECEMBER 15, 2003

ORDINARY GENERAL MEETING

RESOLUTION ONE

Approval of the annual French statutory accounts for the fiscal year ended June 30, 2003

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ report,

Hereby approves the annual French statutory accounts for the fiscal year ended June 30, 2003, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

Pursuant to the provisions of Article 223 quater of the French Code général des impôts, hereby approves the amount of costs and expenses not deductible from the taxable income referred to in Article 39-4 of the French Code général des impôts, which amounts to 40,999 euros for the fiscal year ending on June 30, 2003, as well as the amount of taxes paid by the Company owing to this non-deductibility, which amounts to 14,075 euros,

Hereby notes, pursuant to the provisions of Article 233 quinquies of the French Code général des impôts, the absence of expenses referred to in Article 39-5 of the French Code général des impôts during the fiscal year ended on June 30, 2003.

RESOLUTION TWO

Approval of the consolidated annual accounts for the fiscal year ended June 30, 2003 and discharge of the directors on the performance of their duties for such fiscal year

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ report,

Hereby approves the consolidated annual accounts for the fiscal year ended June 30, 2003, as presented to it, and the transactions underlying the said accounts or summarised in the said reports,

And therefore fully and unreservedly discharges the directors and the statutory auditors from any liability arising from the performance of their duties during the fiscal year in question.

RESOLUTION THREE

Allocation of earnings for the fiscal year ended June 30, 2003

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby approves the proposed allocation of earnings presented by the board of directors and resolves that the loss of 9,533,036 euros from the fiscal year ended June 30, 2003 shall be carried forward,

Takes note, in accordance with the provisions of Article 243 bis of the French Code général des impôts (General tax code), of the fact that no dividend has been distributed for the last three fiscal years.

RESOLUTION FOUR

Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the statutory auditors’ special report on the agreements governed by Articles L. 225-38 of the French Code de commerce,

Hereby approves the agreements concluded during the course of the fiscal year ended June 30, 2003, as contained in the said report, together with the agreements authorised and concluded at an earlier date but performed during the course of the fiscal year ended June 30, 2003.

RESOLUTION FIVE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Alain Tingaud is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION SIX

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Bruce Cohen is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION SEVEN

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Marco Landi is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION EIGHT

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Herbert May is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION NINE

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Hubert Tardieu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION TEN

Extension of the term of office of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Hereby notes that the term of office of director Peter Waal is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION ELEVEN

Appointment of a director

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, to appoint Guy Dubois as director for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION TWELVE

Powers to be granted to the board of directors to repurchase Company shares

The general meeting of shareholders, with the quorum and majority required for ordinary general meetings,

Having heard the report of the board of directors,

And having reviewed the “note d’information” approved by the “Commission des opérations de bourse”,

Hereby grants the board of directors the power (which may be delegated to its chairman) in accordance with Articles L. 225-209 et seq. of the French Code de commerce, to repurchase Company shares representing up to a maximum of 10% of the share capital of the Company.

The purpose of powers granted herein is to enable the Company to:

•                  implement stock purchase plans or sell Company shares for the benefit of the employees or executives of the Company or its affiliates.  Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a Company savings scheme,

•                  provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations),

•                  issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner,

•                  stabilize the InfoVista share price by buying and selling to compensate market trends,

•                  purchase or sell shares, depending on market conditions and in compliance with the relevant regulations,

•                  cancel shares, but subject to the adoption of a specific resolution by the extraordinary general meeting of shareholders.

The purchase, sale and transfer of the shares pursuant to this resolution may be carried out at any time and in any manner, especially on the open market or through other types of negotiated transactions and, if necessary, by having recourse to financial derivatives (options, negotiable warrants etc.), provided that they comply with applicable regulations. The part of the program which may be done through block trades is not limited.

The funds used for the share repurchase program shall not exceed 15,000,000 euros.

In the context of this program, the maximum purchase price (excluding expenses) shall be 6.48 euros (250% of the highest closing price over the period from January 2, 2003 to September 16, 2003) and the minimum resale price (excluding expenses) shall be 1.51 euro (150% of the lowest closing price over the same period). However, in the event of a stock split or a reverse stock split, the board of directors shall be authorized to adjust the purchase price and resale price mentioned above in order to take into account the incidence of such transaction on the share value.

In order to ensure that the foregoing powers can be exercised, the board of directors is hereby granted the power, which may be delegated, to:

•                  enter into stock market transactions,

•                  conclude any agreement, especially with a view to maintaining share purchase and sale registers,

•                  report to the “Commission des opérations de bourse”, the “Conseil des Marchés Financiers” or any other regulatory agency,

•                  carry out any other formalities and, in general, do whatever is necessary to implement this resolution.

These powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004 and, in any case, for no longer than 18 months after the present general meeting of shareholders, and may also be exercised during a public tender offer.

The present authorization invalidates and supersedes the authorization granted by the general meeting of shareholders of December 5, 2002 under resolution twelve.

The board of directors shall notify the general meeting of shareholders of operations conducted pursuant to the present resolution.

EXTRAORDINARY GENERAL MEETING

RESOLUTION THIRTEEN

Power granted to the board of directors to reduce the share capital by cancelling shares from the repurchase of Company shares

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby grants the board of directors the power to cancel, on one or more occasions, some or all of the Company shares that it has purchased under the share repurchase program governed by the preceding resolution, up to a limit of 10% of the capital in any one 24-month period,

Authorises the board of directors to offset the difference between the repurchase price of the cancelled shares and their par value against available premiums and reserves,

And generally grants the board of directors the power to set the terms and procedures governing the said cancellation(s), if necessary, to amend the by-laws accordingly, and generally do whatever is necessary.

The present powers shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION FOURTEEN

Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares with preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,700,000 euros

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby notes that the share capital is fully paid up,

Resolves, in accordance with the provisions of Article L. 225-129 III of the French Code de commerce, to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, with preferential subscription rights,

Resolves that the maximum nominal value of the shares issued pursuant to this above authorisation shall not exceed 3,700,000 euros.  If additional shares are to be issued in order to protect the rights of holders of securities with rights to subscribe Company shares, in accordance with the laws and regulations, and as the case may be, with contractual provisions, their nominal value shall be in addition to the 3,700,000 euro limitation,

Further resolves that the nominal value of the securities issued as debt securities giving access to the share capital of the Company may not exceed 20,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies,

Resolves that shareholders may exercise their preferential subscription rights, under conditions provided by law, unless their exercise would result in the acquisition of a fractional number of shares.  Moreover, the board of directors may give shareholders the right to subscribe to a number of shares that is greater than the amount to which they would be entitled in proportion to the number of subscription rights they hold, up to and including the amount of shares they request.  If an offering is not fully subscribed after the exercise of preferential rights under the condition stated above, the board of directors may:

•                  limit the offering to the amount of subscriptions exercised if the offering has been at least three-fourths subscribed,

•                  allocate all or part of the securities not subscribed, or

•                  offer to the public all or part of the securities not subscribed.

Resolves that in the event of an allocation of warrants for new shares to existing shareholders, the Board shall have the right to decide that the rights corresponding to fractional shares shall not be negotiable and that the corresponding shares shall be sold; each holder of such fractional right shall receive cash in lieu thereof no later than thirty (30) days after the whole number of new shares have been registered in the name of such holder.

Resolves that the offering of Company share warrants, by application of Articles L. 228-95 of the French Code de commerce, may take the form either of a call for subscriptions or a free distribution to shareholders,

Notes that, if necessary, the powers granted above shall entail the waiver by shareholders, in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to subscribe for the new shares to be issued on the exercise of such securities.

Resolves to waive the preferential subscription rights of shareholders to shares issued upon conversion of bonds or by the exercise of warrants issued independently,

Resolves that the amount to be received by the Company for each share issued in exercise of the powers granted herein should be at least equal to the par value of the shares on the date of issuance,

Resolves to grant the board of directors full power, including the right to delegate to its chairman as provided by law, to implement this authorization.  Specifically, the board of directors may determine the dates, terms, price, and quantity of the offerings as well as the form and characteristics of the securities to be issued, including ex- or cum-dividend dates.  The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares.  It may take any action and comply with any formalities required in order for the rights, shares, securities or warrants created to be listed on a regulated market, in France or abroad.

The board of directors may charge costs, particularly issuance costs, against issuance premiums, if appropriate.  Full powers are given to the board of directors to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital share resulting from implementation of this authorization, and to modify the by-laws accordingly.

If debt securities are issued, the board of directors shall have the power, which may be delegated to its Chairman, to decide whether or not they are subordinate, set their interest rate, term and redemption price (fixed or variable), and determine whether they should be issued at a premium and the method of redemption on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.

Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 13, 2001 in resolution seventeen.

In accordance with the provisions of Article L. 225-129 III of the French Code de commerce, these powers shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION FIFTEEN

Power to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders, up to a maximum nominal amount of 3,700,000 euros, to be deducted from the maximum amounts referred to under the preceding resolution

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby notes that the share capital is fully paid up,

Resolves, in accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, without preferential subscription rights and by public offering,

Resolves that the maximum nominal value of the shares issued pursuant to the above authorisation shall not exceed 3,700,00 euros. If additional shares are to be issued in order to protect the rights of holders of securities with rights to subscribe Company shares, in accordance with the laws and regulations, and as the case may be, with contractual provisions, their nominal value shall be in addition to the 3,700,000 euro limitation.

Resolves that the maximum amount by which the value of the shares issued may be increased pursuant to the present resolution shall be deducted from the maximum amount by which the capital may be increased under the preceding resolution,

Further resolves that the nominal value of the shares issued as debt securities giving access to the share capital of the Company may not exceed 20,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies,

Resolves to waive existing shareholders’ preferential subscription rights regarding the securities to be issued, on the understanding that the board of directors may allow priority for existing shareholders on all or part of the offering under conditions to be determined by the board of directors.  Subscription priority thus granted shall not be freely transferable.  The board is hereby authorized to determine whether priority in fractional shares shall be forfeited or whether the holder shall be allowed to purchase a full share,

Notes that, if necessary, the powers granted above shall entail the waiver by shareholders in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to the new shares to be issued on the exercise of such securities,

Resolves to waive the preferential subscription rights of shareholders to shares issued upon conversion of bonds or by the exercise of warrants issued independently,

Resolves that the amount to be received by the Company for each share issued in exercise of the powers granted herein, after deduction of issuing costs for warrants or rights, where warrants or rights alone are issued, may not be less than the average price of the shares on the Nouveau Marché for ten consecutive trading days within the twenty last days preceding the first day of their issue, after adjustment for the effect of whether the shares are issued cum dividend or ex-dividend,

Resolves that the present authorization shall be used to issue new shares of the Company or any other securities of any nature (including warrants) or rights giving access, either immediately or in the future, to shares of the Company in exchange for securities tendered in a public tender offer initiated by the Company on the securities of a company listed on one of the regulated markets cited in Articles L. 225-148 of the French Code de commerce,

Resolves to grant the board of directors full power, including the right to delegate to its Chairman as provided by law, to implement this authorization.  Specifically, the board of directors may determine the dates, terms, price, and quantity of the offering as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates.  The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares.  It may take any action and comply with any formalities required in order for the rights, securities or warrants created to be listed on a regulated market, in France or abroad.

The board of directors may charge costs, particularly issuance costs, against issuance premiums, if appropriate.  Full powers are given to the board to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital stock resulting from implementation of this authorization, and to modify the by-laws accordingly,

If debt securities are issued, the board of directors shall have the power, which may be delegated to its chairman, to decide whether or not they are subordinate, set their interest rate, term, redemption price (fixed or variable) and determine whether they should be issued at a premium and the method of redemption, on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares.

Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 13, 2001 in resolution eighteen.

In accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, these powers shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION SIXTEEN

Power to be granted to the board of directors to increase the share capital by capitalising reserves, profits or premiums

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby notes that the share capital is fully paid up,

Resolves to grant the board of directors the necessary power, which may be delegated to its chairman, to increase the share capital of the Company on one or more occasions, to the extent and at the times that it deems appropriate, by capitalising reserves, profits or premiums earned by raising the par value of existing shares and/or granting additional free shares to existing shareholders,

Resolves that rights that to fractional shares shall not be transferable and that the corresponding shares shall be sold rights. The proceeds from the sale of such shares shall be allocated to the holders of the corresponding rights no later than thirty days after the date they have received the full number of shares to which they are entitled,

Grants the board of directors the power, which may be delegated to its chairman in accordance with the law, to determine the issue dates, terms, price and quantity of the offering, take all necessary steps to protect the rights of holders of securities giving access to Company shares which are in force at the date of such capital increase and to carry out all operations consequent to the increase in capital stock resulting from the implementation of this authorisation including the amendment of the by-laws accordingly,

The amounts by which the share capital may be increased by application of the powers granted herein shall not exceed 3,700,000 euros. This maximum amount shall be deducted from the maximum share capital increases implemented in exercise of the powers granted to increase the capital with preferential subscription rights,

Hereby resolves that this delegation of power invalidates any prior delegation of the same nature, specifically, the delegation of power authorized by the general meeting of shareholders on December 13, 2001 in resolution nineteen.

In accordance with the provisions of Articles L. 225-129 III of the French Code de commerce, the power granted herein shall be valid for a period of twenty-six months from the date of the general meeting of shareholders.

RESOLUTION SEVENTEEN

Power granted to the board of directors to increase the share capital in the event of a public tender offer

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves, in accordance with the provisions of Articles L. 225-129 IV of the French Code de commerce, to authorise the board of directors to exercise the powers granted under resolutions fourteen to sixteen during a public tender offer.

This authorisation shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004.

RESOLUTION EIGHTEEN

Power granted to the board of directors to increase share capital up to maximum annual nominal amount of 216,000 euros, by issuing shares or other securities reserved for employees participating in the Company savings plan, and eligible employees of the Company affiliates in France and abroad

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

•                  Hereby authorises the board of directors, in accordance with the provisions of Articles L. 443-1 and seq. of the French Code du travail and Article L. 225-138 of the French Code de Commerce, and pursuant to the provisions of Article L. 225-129 VII of the same code, to increase share capital of the Company at its sole discretion, on one or more occasions, up to an annual maximum nominal amount of 216,000 euros, by issuing shares or other securities giving rights to subscribe to Company shares to employees of the Company and its affiliates in France or abroad, who are participating in an Company savings plan and who are eligible pursuant to the law.  Share capital may be increased up to the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June, 30 2005, and at the latest, up to the close of the period of time provided for in Article L. 225-138 IV 3rd;

•                  Resolves to set the discount offered in the framework of the Company savings plan (Plan d’Epargne d’Entreprise) to 20% of the average of the first quoted prices of the Company’s share on the Nouveau Marché during the twenty trading days preceding the day of the decision fixing the opening date of the subscription.  However, the general meeting of shareholders expressly authorizes the board of directors to reduce the discount mentioned above, if it deems necessary, in particular, to limit the discount to 15% of the Company’s share quoted price at the date of the decision fixing the opening of the subscription period, in accordance with legal and regulatory conditions, in order to take into account, inter alia, the specificity of local laws or regulations in the legal, accounting, tax and labor areas.  The board of directors may also substitute all or a part of such discount by the grant of shares or other securities in accordance with the provisions below;

•                  Resolves that if the Company’s shares are no longer listed on a regulated market, the subscription price shall be determined in accordance with current legal and regulatory provisions;

•                  Hereby resolves that the board of directors may grant frees hares or other securities giving the rights to subscribe to Company shares, with the understanding that the total value of this allotment, and if applicable, the discount on the subscription price, may not exceed legal or regulatory limits;

•                  Hereby resolves that the board of directors shall determine the characteristics of any other securities giving rights to subscribe to Company shares, in accordance with regulatory requirements;

•                  Hereby resolves to eliminate shareholders’ pre-emptive rights in favour of employees participating in an Company savings plan and to renounce to any rights in shares or in securities which would be granted pursuant to this authorization.

The general meeting of shareholders grants the board of directors full authority to implement this authorization.  Specifically, the board of directors may approve the time frame for issuing shares and, if applicable, other securities giving the right to subscribe to Company shares. It may also determine the terms of the transactions and set the dates and means of issuing the new securities pursuant to this authorization, set the subscription price of the shares in accordance with the legal provisions and the provisions set in this authorization, the subscription period(s), possession dates, the terms for releasing Company shares and other securities giving the right to subscribe to Company shares, and it may request that the new securities be listed on the market of its choice.

The board of directors shall also have full authority, which may be delegated to its chairman, to confirm share capital increases up to a maximum amount equal to the amount of shares that will actually be offered and amend the by-laws accordingly, to conduct all operations and formalities related to increasing share capital either directly or by proxy, and, at its discretion and if it so deems appropriate, to deduct the costs of the share capital increase from the amount of the option prices accruing to this increase, and to deduct from this amount the sums required in order to bring the legal reserves to one tenth of the new capital following each increase.

The general meeting of shareholders hereby resolves that this resolution invalidates and supersedes any prior authorization of the same nature, and specifically, the authorization granted by the general meeting of shareholders on December 5, 2002 under resolution fifteen.

RESOLUTION NINETEEN

Power to allocate stock-options (giving the right to acquire existing shares) to employees of the company and its subsidiaries up to a limit of 480,000 existing shares

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors and the statutory auditors’ special report,

Hereby authorises the board of directors, in accordance with Articles L. 225-177 et seq. of the French Code de commerce and 174-8, to grant stock-options, on one or more occasions, up to a maximum of 480,000 existing shares with a par value of 0.54 euros each, to employees and officers of the Company and its affiliates (within the meaning of Article L. 225-180 of the French Code de commerce). These stock-options would give the right to purchase existing shares, which result from the stock repurchase program subject to applicable laws and regulations.

Decides that the stock-options granted pursuant to this authorisation may not exceed in number an amount in excess of 480,000 existing shares, before adjustment.

Resolves that the present authorisation shall be valid for a period of thirty-eight months from the date of the closing of the current general meeting of shareholders.

Resolves that the subscription price for shares purchased by exercising options shall be determined by the board of directors on the day on which the options are granted as follows:

•                  the subscription price for the shares shall not be inferior to 85% of the average price of InfoVista shares on Le Nouveau Marché over the twenty trading days preceding the day on which the options are granted nor inferior to 100% of the maximum price of repurchased shares held by the Company pursuant to articles L.225-208 and/or L. 225-209 of the French Code de Commerce;

•                  if company shares cease to be traded on a regulated market, the share subscription price for shares purchased by exercising options shall be determined by the board of directors, in compliance with the provisions of Article L.225-177 of the French Code de commerce, the price thus determined by the Board may not be less than 80% of the average price of the shares which may be held by the Company pursuant to articles L.225-208 and / or L.225-209 of the French Code de Commerce.

The price of the options, as determined above, cannot be changed unless the company concludes one of the financial operations or operations on securities governed by Articles L. 225-181 of the French Code de commerce , in which case the board of directors shall adjust the price and the number of shares that can be subscribed by exercising options in accordance with the legislation and regulations in effect, in order to take account of the impact of the operation in question,

Notes that no option may be granted within twenty trading days of the date on which a coupon conferring entitlement to a dividend or an increase in share capital is removed from the shares,

Notes that no stock-options may be granted (a) within ten trading days prior to and following the date on which the consolidated accounts or, as the case may be, the annual accounts of the Company are published and (b) in the period between the date on which the management are made aware of the information which, if it was made public, might have the effect of having a material impact on the market price of the shares of the Company and the date following ten trading days from when this information was made public.

Resolves that options must be exercised within no more than ten years from the date on which they were granted by the board of directors, but the board of directors may, however, reduce this period for option holders resident in countries in which the regulations require a shorter period,

Grants the board of directors the power to:

•                  select the persons to whom stock-options are to be granted and decide on the number of stock-options to be granted;

•                  set the dates and the terms of the issuance of such stock-options including restricting, limiting or prohibiting (a) the exercise of stock-options or (b) the transfer or conversion to bearer form shares subscribed to by exercising options during certain periods or with effect from certain events;

•                  similarly, the board of directors will be able to (a) anticipate the dates or the periods of exercise of stock-options, (b) keep the stock-options exercisable and (c) modify the dates or periods during which the shares, which were obtained by exercise of stock-options, may not be sold or converted into bearer form;

•                  generally, do whatever is necessary to implement this resolution.

The board of directors shall inform the general meeting of shareholders every year of the operations pursuant to the present resolution.

RESOLUTION TWENTY

Amendment of articles 12 and 16 of the by-laws to adapt them to the recent French law (loi de sécurité financière);

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Having heard the report of the board of directors,

Hereby resolves to amend articles 12 and 16 of the by-laws as follows:

Article 12 – Rights and obligations attached to shares

Paragraph 3 of article 12 shall be replaced by the following new paragraph:

“Any natural person or legal entity, acting alone or jointly, who comes to hold a number of shares representing more than 2 % of the Company’s capital or voting rights, must, within five trading days from the date this threshold is exceeded, inform the Company about the total number of shares and voting rights he holds, by registered letter with acknowledgement of receipt, fax, telex or any other equivalent means abroad. This declaration is renewed under the same conditions each time a new threshold of 2 % is exceeded up to 50 % included and also in the event that the fraction of the capital or voting rights held falls below the above-mentioned thresholds.

The rest of the article remains unchanged.

Article 16 – Company management

Paragraph 3 of article 16, relating to the Chairman of the Board of directors shall be replaced by the following new paragraph:

“The Chairman shall organize and direct the work of the board, and shall report to the general meeting of shareholders.  He or she shall ensure that the Company operates smoothly and more specifically, that the directors are able to fulfil their duties.”

The rest of the article remains unchanged.

RESOLUTION TWENTY-ONE

Power of attorney

The general meeting of shareholders, with the quorum and majority required for extraordinary general meetings,

Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.

Provided that are no changes are made to the agenda, pursuant to requests for additional resolutions, this notice constitutes valid notice of the shareholders’ meeting. Requests to add new resolutions to the agenda by shareholders who fulfill the conditions set forth in article 128 of the decree of March 23, 1967, must, in accordance with the regulations in force, file such proposals with the Company at its registered office by registered letter with return receipt requested no later than ten days from the date of publication of this notice.

All holders of ordinary shares, regardless of the number of shares held, have the right to attend the meeting, to appoint a proxy (being another shareholder or a spouse) or to submit a postal ballot. Shareholders who wish to attend will receive an admission card upon request.

Holders of registered nominative shares may attend the meeting, appoint a proxy or submit a postal vote if they are registered in the Company’s register of shareholders no less than five days prior to the shareholders’ meeting. There are no further formalities and such shareholder will be admitted on presentation of identification.

Holders of bearer shares must have their shares placed in a blocked account no less than five days prior to the shareholders’ meeting by their broker or other intermediary.  The broker or intermediary must provide a certificate to confirm that the shares have been blocked for a period expiring no sooner than the end of the shareholders’ meeting.

Holders of bearer shares wishing to appoint a proxy or submit a postal ballot may request their broker or intermediary to provide them with the necessary proxy/voting card no later than six days prior to the shareholders’ meeting.

All certificates of immobilization, proxy forms or postal ballots must be filed with BNP PARIBAS Securities Services — GIS Emetteurs Assemblées - 75450 PARIS CEDEX 09, France.

Postal votes will only be accepted if the duly completed form is received by BNP Paribas (address above) or by the Company at its registered office no later than three days prior to the shareholders’ meeting. A shareholder who has submitted a postal ballot may not attend the meeting either in person or by proxy.

Special rules apply to holders of American Depositary Shares. Information can be obtained from your broker or intermediary, or the Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: November 14, 2003	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer